EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2010	2009	2008	2007	2006
EARNINGS
Pretax income	$254,454	$214,221	$202,376	$255,626	$274,808
Add: Distributed income from affiliates	17,123	5,563	7,632	8,435	9,496
Add: Fixed charges	58,352	60,591	72,964	79,950	68,669
Amortization of capitalized interest	2,303	2,301	2,161	2,245	2,115

Total Earnings	332,232	282,676	285,133	346,256	355,088

Less: Capitalized interest	(3,817)	(2,899)	(1,917)	(2,916)	(2,666)

Adjusted Earnings	$328,415	$279,777	$283,216	$343,340	$352,422

FIXED CHARGES
Interest expense	$37,413	$40,992	$53,401	$61,440	$51,952
Capitalized interest	3,817	2,899	1,917	2,916	2,666
Portion of rents representative of the interest factor	17,122	16,700	17,646	15,594	14,051

Total Fixed Charges	$58,352	$60,591	$72,964	$79,950	$68,669

Ratio of Earnings to Fixed Charges	5.63	4.62	3.88	4.29	5.13